

Mail Stop 7010

August 10, 2007

William J. Ginivan
Senior Vice President and General Counsel
FBR Capital Markets Corporation
1001 Nineteenth Street North, 18th floor
Arlington, VA 22209

**Re: FBR Capital Markets Corporation
         Amendment No. 4 to Registration Statement on Form S-1
         Filed on July 30, 2007
         File No. 333-138824**

Dear Mr. Ginivan:

We have reviewed your filing and have the following comments.

Selling Shareholders, page 112

1.   If true, please clarify in the paragraph before the table that JP Morgan Securities and Lehman Brothers are the only selling shareholders that are broker dealers and did not receive the shares being offered as compensation for services; therefore, they are underwriters.

2.   You state in the last sentence in the paragraph before the table that "except as noted below," each selling shareholder affiliated with a broker dealer has represented that it did not intend to distribute the shares. However, it appears that all such selling shareholders have made these representations. Please revise this sentence to disclose which, if any, such selling shareholders have not made these representations.

3.   All the selling shareholders "may" be deemed to be underwriters. Therefore, please delete the language in the footnotes for affiliates of broker-dealers stating that "such selling shareholder is not deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act."

4.   Please note that unless you are eligible under Rule 430B of the Securities Act to use a prospectus supplement, you must file a post-effective amendment to identify any shareholders who are unknown at the time of effectiveness. Since you currently are not a seasoned issuer, you may not use a prospectus supplement to update selling shareholder information. Please revise footnote (46) accordingly.

Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Daniel M. LeBey, Esq.
        Hunton & Williams LLP
        Riverfront Plaza, East Tower
        Richmond, VA 23219